RULE 83 CONFIDENTIAL TREATEMENT REQUESTED

Spidi & Fisch, PC ATTORNEYS AT LAW
1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037 (202) 434-4660 Facsimile: (202) 434-4661
John J. Spidi spidilaw@aol.com		writer's direct dial number (202) 434-4670

VIA COURIER AND EDGAR

September 6, 2013

Mr. Paul Cline
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

RE:	Sun Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 000-20957

Dear Mr. Cline:

This response letter (this “Letter’) is being submitted in response to your comment letter dated August 13, 2013, regarding the Annual Report on Form 10-K of Sun Bancorp, Inc. (the “Company”).  For ease of reference, we have keyed our responses to the captions used in your comment letter.

Because of the commercially sensitive nature of some information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this Letter.  We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests 17 C.F.R. § 200.83 (“Rule 83”).  For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of the bracketed information (the “Confidential Information”) in this Letter.  Please promptly inform the undersigned of any request for disclosure of the Confidential Information made pursuant to

Confidential Treatment Requested by Sun Bancorp, Inc.	AI-0001

SPIDI & FISCH, PC

Mr. Paul Cline
Staff Accountant
September 6, 2013

the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.1

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Sun Bancorp, Inc.” and each page is marked for the record with the identifying numbers and code “AI-0001” through “AI-00011.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

Form 10-K for the Year Ended December 31, 2012

Item 10. Directors, Executive Officers and Corporate Governance

1.
In future filings, please disclose whether you have a code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions pursuant to Item 406 of Regulation S-K.

Response:

Please be advised that the Company will disclose in Part III of its annual report on Form 10-K for the fiscal year ended December 31, 2013 (“Part III”) or the proxy statement related to its 2014 annual meeting of shareholders (the “Proxy Statement”) (to the extent Part III is incorporated by reference from the Proxy Statement) that it has adopted a Code of Ethics and Conduct that applies to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions pursuant to Item 406 of Regulation S-K.  The Company will continue to make such disclosure in all future filings, where applicable.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive, page 21

2.
You disclose that for the 2012 fiscal year, the Compensation Committee established performance goals for the Named Executive Officers under the Annual Cash Incentive Plan.  Please revise future filings to disclose the specific performance goals

1 The designated contact person for this request (“Contact Person”) is John J. Spidi, Esq, Spidi & Fisch, PC, 1227 25th Street, N.W., Suite 200 West, Washington, D.C. 20037, telephone (202) 434-4670, Facsimile: (202) 434-4661. All questions related to this Request should be forwarded to the Contact Person, who also should be provided with timely notice prior to releasing any Confidential Material.

Confidential Treatment Requested by Sun Bancorp, Inc.	AI-0002

SPIDI & FISCH, PC

Mr. Paul Cline
Staff Accountant
September 6, 2013

used to determine compensation, even if no compensation is granted. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Response:

Please be advised that the Company will revise such disclosure in future filings to disclose the specific performance goals used to determine compensation, even if no compensation is granted.

Notes to Consolidated Financial Statements

Note 19. Derivative Instruments and Hedging Activity, page 65

3.	Please tell us and revise future filings to disclose how you determined the appropriateness of applying the short-cut method for assuming no hedge ineffectiveness, including the following:

•	The nature and specific terms of the hedged items;

•	The nature and specific terms of the derivative instruments and how you determined those terms match the terms of the hedged items;

•	The specific documented risk being hedged; and

•	How you determined these hedging relationships meet each of the conditions in paragraph ASC 815-20-25-104 to qualify for use of the short cut method.

Response

As noted in the Company’s proposed future disclosures below, the Company utilizes its interest rate swap agreements in an attempt to manage interest rate risk.  The Company previously entered into interest rate swap agreements with a counterparty whereby the Company makes payments based on a fixed interest rate and receives payments from the counterparty based on a floating interest rate, both calculated on the principal amount of the hedged instrument, without the exchange of the underlying principal.  The designated hedged items are subordinated notes related to commercial loans that provide a fixed interest receipt for the

Confidential Treatment Requested by Sun Bancorp, Inc.	AI-0003

SPIDI & FISCH, PC

Mr. Paul Cline
Staff Accountant
September 6, 2013

Company.  Included in the Company’s original hedge documentation was an analysis of all the required criteria to permit short-cut treatment.  As summarized in the table below, the Company determined that all of the conditions required in paragraph ASC 815-20-25-104 have been met, because all applicable terms of the subordinated notes being hedged and the corresponding interest rate swaps match, except as described in footnote 1 to the table below.   Note that the subordinated notes are not considered pre-payable under ASC 815 based on the guidance from the FASB in ASC 815-20-25-112 and ASC 815-20-55-75 through 55-78, as the subordinated note prepayment provisions require prepayment at an amount greater than fair value and contain a contingent acceleration clause that permits acceleration only upon the occurrence of a specified event.  As the critical terms of the notes and the corresponding interest rate swaps meet the criteria outlined in ASC 815-20-25-104, except as noted below, each hedge is considered perfectly effective against changes in the fair value of the note attributable to changes in the benchmark interest rate over its term, and therefore the short-cut method is applied.

Terms of Our Fair Value Short-cut Hedges

For each of the hedging relationships where the short-cut method has been applied, the Company has documented, contemporaneously at the time of hedge designation, the use of the short-cut method for its prospective and retrospective assessment of effectiveness. The table below details the terms of each ASC 815 hedged item and interest rate swap for which the Company uses the short-cut method and assumes no ineffectiveness.  Except as noted in footnote 1, the table and proceeding analysis of the applicable criteria under ASC 815-20-25-104 demonstrate that the terms of the interest rate swap match the terms of the subordinated note being hedged and how they comply with the requirements of paragraph ASC 815-20-25-104.

Confidential Treatment Requested by Sun Bancorp, Inc.	AI-0004

SPIDI & FISCH, PC

Mr. Paul Cline
Staff Accountant
September 6, 2013

As of December 31, 2012:
	Description	Principal/ Notional Amount	Expiration/ Maturity	Interest Payment/ Received	Payment Dates	Index

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	[** **	[*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR
Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Confidential Treatment Requested by Sun Bancorp, Inc.	AI-0005

SPIDI & FISCH, PC

Mr. Paul Cline
Staff Accountant
September 6, 2013

	Description	Principal/ Notional Amount	Expiration/ Maturity	Interst Payment/ Received	Payment Dates	Index

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** (1) *** (1)	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** (1) *** (1)	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR
Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Confidential Treatment Requested by Sun Bancorp, Inc.	AI-0006

SPIDI & FISCH, PC

Mr. Paul Cline
Staff Accountant
September 6, 2013

	Description	Principal/ Notional Amount	Expiration/ Maturity	Interest Payment/ Received	Payment Dates	Index

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Confidential Treatment Requested by Sun Bancorp, Inc.	AI-0007

SPIDI & FISCH, PC

Mr. Paul Cline
Staff Accountant
September 6, 2013

	Description	Principal/ Notional Amount	Expiration/ Maturity	Interest Payment/ Received	Payment Dates	Index

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **	*** ***	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

Hedged Item Hedging Instrument	[*]% fixed rate subordinated note Pay fixed, receive floating interest rate swap	** **]	*** ***]	Monthly Monthly	1st of the month 1st of the month	1M-LIBOR

(1)
As a part of the Company’s initial and subsequent evaluation for a short-cut determination, it was noted that these two hedging relationships had note maturity dates which were 15 and 31 days earlier than the corresponding swap expiration dates.  In compiling this data, it was noted that these items were erroneously included in the Company’s previous disclosures of interest rate swaps designated as fair value hedges.  These relationships, both of which are for 10-year terms, are effectively hedged until the date of the final note payment.  The financial statement impact was deemed immaterial as the total income statement effect would be below $100 for the twelve months ended December 31, 2012 and the total notional amount of these swaps was $404 thousand, as compared to the total disclosed outstanding notional amount of $30.5 million, as of December 31, 2012.  The erroneous inclusion of these items in the disclosures was deemed to be immaterial for all historical periods presented.  These items will be excluded from future disclosures of interest rate swaps designated as fair value hedges that qualify for short-cut hedge accounting.

*
The Company is requesting that the information contained in this request No. 1 related to proprietary business information be treated as confidential and that the SEC provide timely notice to the Contact Person prior to its release.

**
The Company is requesting that the information contained in this request No. 2 related to proprietary business information be treated as confidential and that the SEC provide timely notice to the Contact Person prior to its release.

***
The Company is requesting that the information contained in this request No. 3 related to proprietary business information be treated as confidential and that the SEC provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Sun Bancorp, Inc.	AI-0008

SPIDI & FISCH, PC

Mr. Paul Cline
Staff Accountant
September 6, 2013

Except as noted, based upon the Company’s evaluation, the following short-cut method criteria, as defined in ASC 815-20-25-104, are met for each hedge relationship identified above.

•	The notional amount of the swap matches the principal amount of the note.

•	The fair value of the swap at the inception of the hedging relationship was zero.

•	The formula for computing the net settlements under the interest rate swap is the same for each net settlement.

•	As previously indicated, the hedged item is not pre-payable for the purposes of ASC 815.

•	The index on which the variable leg of the swap matches the benchmark interest rate designated as the interest rate risk being hedged (in this case LIBOR).

•	The terms of the swap and the hedged item are typical of those instruments and do not invalidate the assumption of no ineffectiveness.

•	Except as noted, the swap’s expiration date matches the underlying subordinated note’s maturity date.

•	There is no floor or cap on the variable interest rate of the swap.

•	The interval between repricings of the variable interest rate in the swap is one month, thus, justifying the assumption that the variable payment is at a market rate.

Please be advised that we will revise future filings to disclose how we determined the appropriateness of applying the short-cut method for assuming no hedge ineffectiveness, including a summary of the nature and terms of the hedged items; a summary of the nature and terms of the derivative instruments and how we determined those terms match the terms of the hedged items; the specific documented risk being hedged; and how we determined these hedging relationships meet each of the conditions in paragraph ASC 815-20-25-104 to qualify for use of the short-cut method, all of which are explained in our proposed revised disclosure below.

Proposed Revised Future Disclosures  (based on December 31, 2012 data):

Fair Value Hedges – Interest Rate Swaps.  The Company utilizes interest rate swap agreements to hedge interest rate risk.  The designated hedged items are subordinated notes related to commercial loans that provide a fixed interest receipt for the Company.  The interest rate risk is the uncertainty of future interest rate levels and the impact of changes in rates on the fair value of the loans.  The hedging of interest rate risk is intended to reduce the volatility of the fair value of the loans due to changes in the interest rate market.

Confidential Treatment Requested by Sun Bancorp, Inc.	AI-0009

SPIDI & FISCH, PC

Mr. Paul Cline
Staff Accountant
September 6, 2013

The Company previously entered into interest rate swaps with a counterparty whereby the Company makes payments based on a fixed interest rate and receives payments from the counterparty based on a floating interest rate, both calculated based on the principal amount of the underlying subordinated note, without the exchange of the underlying principal.  The Company no longer enters into these interest rate swap transactions, the last of which occurred in August 2007.  The interest rate swaps are designated as fair value hedges under FASB ASC 815, Derivatives and Hedging (“FASB ASC 815”).  The critical terms assessed by the Company for each hedge of subordinated notes include the notional amounts of the swap compared to the principal amount of the notes, expiration/maturity dates, benchmark interest rate, prepayment terms and cash payment dates. At December 31, 2012, the total outstanding notional amount of these swaps was $30.1 million.  For each of these swap agreements, the floating rate is based on the one-month London Interbank Offered Rate (“LIBOR”) paid on the 1st day of the month which matches the interest payment date on each subordinated note.  The expiration dates for these swap agreements range from March 1, 2014 to August 1, 2022 and are consistent with the underlying subordinated note maturities and the swaps had a fair value of $0 at inception. At hedge inception and on an ongoing basis, conditions supporting hedge effectiveness are evaluated.  The Company believes that all conditions required in paragraph ASC 815-20-25-104 have been met, as all terms of the subordinated note and the interest rate swap match.  Because the Company’s evaluations have concluded that the critical terms of the subordinated notes and the interest rate swaps meet the criteria outlined in ASC 815-20-25-104,  the “short-cut” method of accounting is applied, which assumes there is no ineffectiveness of a hedging arrangement’s ability to hedge risk as changes in the interest rate component of the swaps’ fair value are expected to exactly offset the corresponding changes in the fair value of the underlying subordinated notes, as described above.  Because the hedging arrangement is considered perfectly effective, changes to the underlying benchmark interest rates considered in the valuation of these instruments do not result in a net impact to earnings; however, there may be fair value adjustments related to credit quality variations between counterparties, which may impact earnings as required by FASB ASC 820, Fair Value Measurements and Disclosures (“FASB ASC 820”).  The fair value adjustments related to credit quality were not material as of December 31, 2012.

Confidential Treatment Requested by Sun Bancorp, Inc.	AI-00010

SPIDI & FISCH, PC

Mr. Paul Cline
Staff Accountant
September 6, 2013

***

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please direct such inquiries to the undersigned or Scott Lieberman of this office.  Thank you for your prompt attention to this matter.

Sincerely,

/S/ John J. Spidi

John J. Spidi

cc:	Thomas X. Geisel, President and Chief Executive Officer
Thomas R. Brugger, Executive Vice President and Chief Financial Officer
Neil Kalani, SVP, Controller & Chief Accounting Officer

Confidential Treatment Requested by Sun Bancorp, Inc.	AI-00011